Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Retail Opportunity Investments Corp. for the registration of its common stock, preferred stock, depositary shares, warrants, rights, debt securities and guarantees, and the related Prospectus of Retail Opportunity Investments Partnership, LP for the registration of its debt securities and guarantees, and to the incorporation by reference therein of our reports dated February 27, 2013, with respect to the consolidated financial statements and schedules of Retail Opportunity Investments Corp., and the effectiveness of internal control over financial reporting of Retail Opportunity Investments Corp. included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

May 31, 2013